SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 7, 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published announcements on May 7, 2009 on the Hong Kong Stock Exchange’s website:

(i) at http://www.hkexnews.hk/listedco/listconews/sehk/20090507/LTN200905071001.pdf with respect to the approved appointment of Mr. Ren Ji Dong as an executive vice president of the Company by the Board of the Company;

(ii) at http://www.hkexnews.hk/listedco/listconews/sehk/20090507/LTN200905071009.pdfwith respect to the connected transactions between the Company and TravelSky Technology Limited, as approved by the Board of the Company and pending the approval by shareholders at the general meeting of the Company; and

(iii) at http://www.hkexnews.hk/listedco/listconews/sehk/20090507/LTN20090507995.pdf with respect to the resignation of Mr. Yang Guang Hua as a supervisor and the nomination of Mr. Li Jia Shi as a candidate for the supervisor of the fifth session of the supervisory committee, as approved by the supervisory committee of the Company and pending the approval by shareholders at the general meeting of the Company.

English versions of the above announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: May 7, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the "Company") has published an "Announcement on Resolutions of the Supervisory Committee of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

7 May 2009

As at the date of this announcement, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

Stock short name: China South Air   Stock Code: 600029   Notice No.: Lin 2009-013

Announcement on Resolutions of the Supervisory Committee of China Southern Airlines Company Limited

The supervisory committee of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

A. Change of Supervisors

The supervisory committee (the "Supervisory Committee") of China Southern Airlines Company Limited (the "Company") has received a resignation report from Mr. Yang Guang Hua on 5 May 2009. Mr. Yang would like to resign as a supervisor of the Company (the "Supervisor") because of personal job arrangement. The Supervisory Committee approved the following resolutions by endorsement upon receipt of the resignation report:

1. the resignation of Mr. Yang Guang Hua as a Supervisor[1] due to job arrangement be agreed;

   Pursuant to the requirements under the Articles of Association of the Company and the "Regulation for Meeting of Supervisory Committee", the above matter shall be submitted to the general meeting of the Company for consideration and approval.

2. according to the recommendation made by the controlling shareholder of the Company, China Southern Air Holding Company ("CSAHC"), the proposed nomination of Mr. Li Jia Shi as a candidate of the Supervisor of the Fifth Session of the Supervisory Committee[2] be approved;

   Pursuant to the requirements under the Articles of Association of the Company and the "Regulation for Meeting of Supervisory Committee", the above matter shall be submitted to the general meeting of the Company for consideration and approval.

B. Announcement of the Resolutions of the Supervisory Committee

A meeting of the Supervisory Committee was convened on 7 May 2009. All the 5 Supervisors who were convened to take part in have attended the session. It was unanimously resolved that:

1. the entering into the "Airline Service Agreement of TravelSky Technology Limited " (the "Service Agreement") between the Company and TravelSky Technology Limited be approved[3];

   The Supervisory Committee has seriously reviewed the connected transactions contemplated under the "Service Agreement" and considered that the above connected transactions are in line with the fair market conditions without jeopardizing the interests of the Company and its shareholders, especially the minority shareholders. The decision-making procedures were also conducted in a way in compliance with the listing rules of the stock exchange where the shares of the Company are listed and the Articles of Association of the Company. This transaction is valid and should be beneficial to the operation and the long-term development of the Company.

The Supervisors of China Southern Airlines Company Limited
7 May 2009

Attachment: Biography of Mr. Li Jia Shi

Mr. Li Jia Shi, born in May 1961, with college education. He graduated from the Guangdong Institute For Nationalities majored in economic mathematics, a member of the Chinese Communist Party. Currently he is the Secretary of the Disciplinary Committee of the Company. He took his job since August 1976, and served as the Deputy Head of the Organization Division of the Party Committee of the Company in September 1994. He served as the Party Secretary and Vice General Manager of Guangzhou Nanlian Air Catering Company Limited in February 1998. He served as the Head of the Organization Division of the Party Committee of the Company in December 1999. He served as the Deputy Secretary of the Disciplinary Committee and the Head of the Disciplinary Committee Office of the Company in December 2003. He has held his current position since December 2007.

Notes:

(1) Mr. Yang confirms that there is no disagreement between him and the Company and there is no matter in relation to his resignation that need to be brought to the attention of the shareholders of the Company.

(2) A circular containing, among other things, the details of proposed appointment of Mr. Li will be despatched to the shareholders as soon as practicable.

(3) As Mr. Wang Quan Hua, a Director of the Company is also a director of TravelSky Technology Limited ("TravelSky"), TravelSky is a connected person of the Company under Rules 10.1.3 and 10.1.5 of the listing rules of the Shanghai Stock Exchange ("SSE Listing Rules") and the transactions entered into between the Company and TravelSky constitute connected transactions under the SSE Listing Rules. As TravelSky is not a connected person of the Company under The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), the reporting, announcement and independent shareholders' approval requirements pursuant to Chapter 14A of the Listing Rule is not applicable to this continuing connected transaction contemplated under the Service Agreement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the "Company") has published an "Announcement of the Connected Transactions of China Southern Airlines Company Limited" on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

7 May 2009

As at the date of this announcement, the Directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

Stock Short Name: CSA Stock Code: 600029 Announcement No.: Lin 2009-012

Announcement of the Connected Transactions of China Southern Airlines Company Limited

The board (the "Board") of directors (the "Directors") of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Pursuant to the Articles of Association of China Southern Airlines Company Limited (the ("Company"), the Board held an extraordinary meeting on 7 May 2009 and adopted the following resolutions:

1. The Airline Service Agreement of TravelSky Technology Limited ("Service Agreement") entered into between the Company and TravelSky Technology Limited ("TravelSky") was considered and approved and the executive Directors are authorized to execute agreements in relation thereto.

2. The Company anticipates that 2009 annual cap for the continuing connected transactions to be conducted between the Company and TravelSky in the ordinary course of business to be approximately RMB 400 million, which exceeds 5% of the latest audited net assets value of the Company. The above connected transactions shall be submitted for approval at the general meeting of the Company under the listing rules of Shanghai Stock Exchange.

The number of Directors supposed to be present was 10, of which 10 attended in person. The above resolutions have been reviewed and approved by the Directors unanimously. As Mr. Wang Quan Hua, a Director of the Company is also a director of TravelSky, the above transactions constitute connected transactions under the listing rules of Shanghai Stock Exchange (the "SSE Listing Rules"), therefore Mr. Wang Quan Hua being a connected director had abstained from voting on the resolution. The method and procedures for the consideration and approval of the resolutions are in compliance with the relevant provisions of the Company Law, the Securities Law and the Articles of Association of the Company.

I. SUMMARY OF THE CONNECTED TRANSACTIONS

TravelSky Technology Limited is a provider of information technology solutions for aviation and travel industry which provides flight control system services, electronic travel distribution system services, civil aviation and commercial data network services and ticket-reservation system extended services to airline companies. On 7 May 2009, the Company entered into the Airline Service Agreement of TravelSky Technology Limited ("Service Agreement") with TravelSky Technology Limited ("TravelSky") for the period from 1 January 2009 to 31 December 2009. Pursuant to the Service Agreement, TravelSky agrees to provide to the Company with flight control system services, electronic travel distribution system services, ticket-reservation system extended services and civil aviation and commercial data network services. In return, the Company pays service fees to TravelSky with reference to the standard rate set by Civil Aviation Administration of China.

The total service fees paid by the Company to TravelSky for 2008 was RMB328.4 million. It is expected that the service fees payable in 2009 to be approximately RMB400 million as determined based on the service fees paid in 2008 and calculated by using the formula 3.284* (1+30%*70%) (assuming an increment of 70% multiplied by the expected growth rate of passengers handled in 2009 (expected to be 30%)).

II. INFORMATION ON THE CONNECTED PARTIES AND THEIR RELATIONSHIP

TravelSky was incorporated in October 2000 and was listed and traded on the Stock Exchange of Hong Kong Limited in February 2001, with its legal representative being Xu Qiang. Its registered office is at Floor 18-20, Block C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China. It has a registered capital of RMB1,950,806,393. Its business scope covers "Permitted businesses - Internet information services (other than the press, publication, education, health care, pharmaceuticals, medical equipment and BBS) expiring on 18 July 2011 and General businesses - computer software and hardware undertaking; computer software and hardware, peripherals, the research, development, production, sales and leasing of networking product and the technical information, technical services related with such businesses; import and export; consulting service on trade and tourism information."

As Mr. Wang Quan Hua, a Director of the Company is also a director of TravelSky, TravelSky is a connected person of the Company under Rules 10.1.3 and 10.1.5 of the SSE Listing Rules and the transactions entered into between the Company and TravelSky constitute connected transactions.

III. MAIN CONTENTS OF THE CONNECTED TRANSACTIONS

The principal terms of the Service Agreement entered into between the Company and TravelSky are as follows:

1. TravelSky is to provide the Company with flight control system services, electronic travel distribution system services, ticket-reservation system extended services and civil aviation and commercial data network services during the term of the contract.

2. TravelSky is responsible for the central computer's software and hardware upgrade and the daily maintenance of the application system, ensuring the reliable operation of the production system and providing the Company with round-the-clock system services and network service safeguarding as well as necessary basic training.

3. The services provided by TravelSky to the Company must comply with the purposes as agreed by both parties in the Service Agreement and the relevant safety and quality standards provided by the state and civil aviation administrative authorities.

4. The Company shall pay service fees in time for the services provided by TravelSky with reference to the rates provided by Civil Aviation Administration of China.

5. Modification of the Service Agreement must be made in writing and agreed by both Parties. The Service Agreement shall take effect after being signed by the legal representatives or authorised representatives, affixed with company seals and approved by the board of directors and shareholders at the general meeting of the respective parties.

IV. COMMENTS OF THE BOARD

The above-mentioned connected transactions were entered into in accordance with the relevant provisions of Civil Aviation Administration of China after due and thorough negotiation and based on fair and reasonable commercial terms. The entering into the Service Agreement helps ensure the daily operation of the Company, satisfy the increasing needs of the Company for aviation information service and technical support service and is in the interests of the Company and the shareholders as a whole.

V. INDEPENDENT OPINIONS OF INDEPENDENT DIRECTORS

In order to protect the interests of the minority shareholders and comply with the relevant provisions of the SSE Listing Rules, the independent Directors of the Company shall express their independent opinions on these connected transactions.

The independent Directors of the Company have carefully considered the connected transactions under the Service Agreement entered into between the Company and TravelSky and reviewed the relevant agreements, and made inquiries to the executive Directors and senior management of the Company on relevant issues and hereby present their independent opinions on the connected transactions as follows:

1. A majority of the Board passed the resolution on the connected transactions with the connected Directors abstaining from voting and the decision-making procedures are legal and valid;

2. The above-mentioned connected transactions were entered into in accordance with the needs of daily operation and production under the principles of "fairness, equity, voluntariness and sincerity", which are in line with market practices and in the interests of the Company and the shareholders as a whole without jeopardizing the interests of minority shareholders.

3. The above-mentioned connected transactions are able to satisfy the increasing needs of the Company for system service and technical support service and will help to ensure the normal operation and production of the Company and boost the operating results of the Company. It is beneficial to the operation and long-term development of the Company and in the interests of the Company and the shareholders as a whole.

VI. INDEPENDENT OPINIONS OF THE SUPERVISORY COMMITTEE

The Supervisory Committee of the Company has carefully considered the connected transactions under the Service Agreement entered into between the Company and TravelSky and concluded that the above connected transactions are in line with the fair market conditions without jeopardizing the interests of the Company and its shareholders, especially the minority shareholders. The decision-making procedures are in compliance with the listing rules of the stock exchange where its shares are listed as well as the articles of association of the Company and therefore valid and beneficial to the operation and long-term development of the Company.

Documents Available for Inspection

1. Resolutions of the Board of Directors of China Southern Airlines Company Limited (No. Lin 20090507);
2. Independent opinions of Independent Directors of China Southern Airlines Company Limited on the connected transactions under the Airline Service Agreement of TravelSky Technology Limited entered into between the Company and the TravelSky Technology Limited;
3. Independent opinions of the Supervisory Committee of China Southern Airlines Company Limited on the connected transactions under the Airline Service Agreement of TravelSky Technology Limited entered into between the Company and the TravelSky Technology Limited;
4. Airline Service Agreement of TravelSky Technology Limited

China Southern Airlines Company Limited
7 May 2009

Note: As TravelSky is not a connected person of the Company under The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), the reporting, announcement and independent shareholders' approval requirements pursuant to Chapter 14A of the Listing Rule is not applicable to this continuing connected transaction contemplated under the Service Agreement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the "Company") has published an "Announcement on Board Resolutions of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

7 May 2009

As at the date of this announcement, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

Stock short name: China South Air Stock Code: 600029 Notice No.: Lin 2009-011

Announcement on Board Resolutions of China Southern Airlines Company Limited

The board (the "Board") of directors (the "Directors") of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Pursuant to the Articles of Association of China Southern Airlines Company Limited (the "Company"), the Board adopted the following resolution by endorsement on 7 May 2009: "The proposed appointment of Mr. Ren Ji Dong as an Executive Vice President of the Company."

All the 11 Directors who were convened to take part in have attended the session. The above resolution has been reviewed and approved by the Directors, in a way and procedure in compliance with the provisions of the Company Law and the Articles of Association of the Company.

In the opinion of the independent non-executive Directors:

The above candidate for the position of Executive Vice President of the Company has met the relevant appointment conditions stipulated in the Company Law and the Articles of Association, and the nomination and appointment procedures are in compliance with the requirements of the Company Law and the Articles of Association, we therefore approve the Board's appointment of the above person.

Independent non-executive Directors: Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu

The Board of China Southern Airlines Company Limited
7 May 2009

Attachment: Biography of Mr. Ren Ji Dong

Mr. Ren Ji Dong, male, born in January 1965, graduated with a master degree in Business Administration from the Business and Administration Faculty of Tsing Hua University, is a senior engineer. Mr. Ren commenced his work since August 1986. Mr. Ren assumed various offices in the aircraft maintenance workshop of Xinjiang Airlines Company from 1986 to 1998. Mr. Ren was the president of the engineering department of Xinjiang Airlines Company in June 1998. Mr. Ren was the deputy director of Urumqi Civil Aviation Administration and vice president of Xinjiang Airlines Company in January 2000. Mr. Ren has assumed the offices of the vice party secretary and president of the Xinjiang Branch of the Company from January 2007 to April 2009.